Via Facsimile and U.S. Mail
Mail Stop 4720

July 28, 2009

Michael J. Peninger
Executive Vice President and Chief Financial Officer
Assurant, Inc.
One Chase Manhattan Plaza
41st Floor
New York, New York 10005

> **Re:** **Assurant, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **File No. 001-31978**

Dear Mr. Peninger:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief